

06013570

centrica

taking care of the essentials

82-4518

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	18 May, 2006
At:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

SUPPL

If you do not receive all the pages please contact (tel: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

A recently released Stock Exchange Announcement follows.

Secretariat

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

RECEIVED
2006 MAY 18 P 2:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

18 May 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Barclays Section 198

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

18 May 2006

Centrica plc

Centrica plc received on 18 May 2006, a notification dated 16 May 2006, stating that on 15 May 2006, the interest of Barclays PLC in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder(s) having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Not known

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Life Assurance Co Ltd	**6,145,232**
Barclays Global Fund Advisors	**11,444,954**
Barclays Private Bank and Trust Ltd	**553,168**
Gerrard Limited	**18,015,809**
Barclays Global Investors Australia Ltd	**1,361,793**
Barclays Private Bank Limited	**2,340,596**
Barclays Global Investors Canada Ltd	**263,633**
Barclays Global Investors Ltd	**52,386,657**
Barclays Bank Trust Company Ltd	**106,730**
Barclays Global Investors, N.A.	**40,342,580**
Barclays Capital Securities Ltd	**5,187,084**
Barclays Global Investors Japan Trust & Banking	**4,226,963**
Barclays Private Bank and Trust Ltd	**18,935**
Barclays Capital Inc	**1,130**
Barclays Global Investors Japan Ltd	**1,662,871**

5. Number of shares / amount of stock acquired
NA

6. Percentage of issued class
NA

7. Number of shares / amount of stock disposed
Not known

8. Percentage of issued class

Not known

9. Class of security
Ordinary 6 14/81 pence

10. Date of transaction
Not known

11. Date company informed
18 May 2006

12. Total holding following this notification
144,058,135

13. Total percentage holding of issued class following this notification
3.97

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
18 May 2006